Filed by Cape Bancorp, Inc. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Cape Bancorp, Inc.

(Registration Statement No. 333-200445)

CAPE BANCORP, INC. REPORTS

FOURTH QUARTER and ANNUAL 2014 RESULTS

Cape May Court House, New Jersey, January 30, 2015   Cape Bancorp, Inc. (“Cape Bancorp” or the “Company”) (NASDAQ: “CBNJ”), the parent company of Cape Bank (the “Bank”), announces its operating results for the fourth quarter and year ended December 31, 2014.

Cape Bancorp reported net income of $1.0 million, or $0.09 per common and fully diluted share for the quarter ended December 31, 2014, and $6.8 million, or $0.62 per common share and $0.61 per fully diluted share for the year ended December 31, 2014. This compares to net income of $552,000, or $0.06 per common share and $0.05 per fully diluted share for the quarter ended December 31, 2013, and $5.6 million, or $0.47 per common share and $0.46 per fully diluted share for the year ended December 31, 2013.

On January 19, 2015, the Board of Directors declared a cash dividend of $0.06 per common share to shareholders of record as of the close of business February 2, 2015. The dividend is expected to be paid on February 17, 2015.

Michael D. Devlin, President and Chief Executive Officer of Cape Bancorp and Cape Bank, provided the following statement:

“The year was eventful as we worked diligently to improve earnings and announced the proposed acquisition of Vineland-based Colonial Bank.

Earnings showed improvement with earnings per share growing by 33% during 2014. As a result of several initiatives begun in 2013, management had projected cost saves in compensation, data processing and FDIC insurances which were all realized in 2014. The third stock repurchase program was executed in the year and reduced the share count by 602,389 shares with tangible book value increasing 5% to $10.28 per share as of year-end.

Targeted loan growth fell short of our expectations and commercial loan growth was unable to offset the decrease in residential loans—the result of our exit from residential lending. This resulted in a modest decrease in total net loans of 1.3% for the year. Core deposits grew in 2014 with growth in checking accounts offsetting declines in money market accounts and traditional savings accounts.

Credit performance metrics were favorable with non-performing loans at 1.06% of total gross loans at year-end. OREO was down 29% from the previous year-end, closing the year at $5.3 million.

Most noteworthy were the steps taken to augment our westward expansion. Our Burlington County loan office continued to serve the eastern metropolitan area with growth in both commercial loans and deposits. We made changes to our Radnor loan office with the addition of a seasoned commercial real estate lending team, again with particular focus on the metropolitan area. Finally, we announced the addition of a Philadelphia lending team located in Center City. This team has over twenty-five years’ experience in this market.

Finally, we are moving forward with our acquisition of Colonial Bank. As announced earlier, we have received all regulatory approvals, and hope to close the transaction in early April pending approval of the respective shareholders of Cape Bancorp and Colonial Financial. We believe that we have structured a financially attractive transaction which will provide greater shareholder value than was achievable as a stand-alone bank.”

Cape Bancorp’s total assets at December 31, 2014 totaled $1.080 billion, a decrease of $13.0 million from the December 31, 2013 level of $1.093 billion.

Total net loans decreased $9.8 million, or 1.3%, to $770.3 million at December 31, 2014, from $780.1 million at December 31, 2013 resulting from a decrease in residential mortgage loans totaling $18.4 million, partially offset by increases in commercial loans of $8.0 million and consumer loans totaling $631,000. The decrease in residential mortgage loans reflects the effect of the Company exiting the residential mortgage loan origination business effective December 31, 2013. The allowance for loan losses increased $57,000 and represented 1.20% of total gross loans at December 31, 2014, compared to 1.18% at December 31, 2013. At December 31, 2014, the allowance for loan losses totaled 113.67% of non-performing loans, compared to 127.05% at December 31, 2013. The Company’s adversely classified asset ratio at December 31, 2014 was 17% compared to 26% at December 31, 2013.

At December 31, 2014, the Company had $8.3 million in non-performing loans, or 1.06% of total gross loans. Included in non-performing loans are troubled debt restructurings totaling $819,000. Non-performing assets (non-performing loans, other real estate owned and non-accruing investment securities) as a percentage of total assets decreased to 1.25% at December 31, 2014 from 1.35% at December 31, 2013.

OREO decreased $2.1 million to $5.3 million at December 31, 2014 from $7.4 million at December 31, 2013, and consisted of ten commercial properties and nine residential properties (including five building lots) at December 31, 2014. During the quarter ended December 31, 2014, the Company added one commercial property and one residential property to OREO with aggregate carrying values of $336,000 and $231,000, respectively. One residential OREO property with a carrying value of $56,000 was sold during the quarter ended December 31, 2014. During the year ended December 31, 2014, the Company added two commercial properties and six residential properties to OREO with aggregate carrying values of $1.2 million and $1.1 million, respectively. During the year ended December 31, 2014, the Company sold twenty residential OREO properties (including twelve building lots) and three commercial OREO properties with aggregate carrying values totaling $3.5 million with recognized net losses totaling $274,000. Currently, the Company has agreements of sale for two OREO properties with an aggregate carrying value totaling $1.1 million. In addition, in the first quarter of 2015, the Company sold one residential OREO property with a carrying value of $6,000. The Company recorded a net loss of $1,000 related to this first quarter 2015 sale.

Cape Bank continues to satisfy the requirements of the Home Owners Loan Act – Qualified Thrift Lender test during each of the twelve months of 2014, maintaining at least 65% of its portfolio assets in certain qualified thrift investments, as defined.

At December 31, 2014, Cape Bancorp’s core deposits totaled $550.1 million which represented an increase of $23.6 million from the December 31, 2013 level of $526.5 million. Interest-bearing checking accounts increased $30.3 million and non-interest bearing checking accounts increased $4.5 million while money market deposit accounts decreased $7.1 million and savings accounts decreased $4.1 million. Certificates of deposit totaled $244.9 million at December 31, 2014, a decrease of $24.3 million from December 31, 2013 reflecting a decrease in brokered deposits of $20.9 million. At December 31, 2014, total deposits totaled $797.1 million compared to $798.4 million at December 31, 2013, a decrease of $1.3 million.

Cape Bancorp’s total equity increased $451,000 to $140.9 million at December 31, 2014 from $140.4 million at December 31, 2013, resulting from a net increase of $4.2 million in retained earnings (earnings less dividends declared), an improvement of $1.5 million in the accumulated other comprehensive loss, and increases in paid-in-capital and unearned ESOP shares totaling $863,000. These increases were offset by a $6.0 million decrease related to the Company’s stock repurchase program. Tangible equity to tangible assets increased to 11.17% at December 31, 2014 from 10.99% at December 31, 2013. At December 31, 2014, Cape Bank’s regulatory capital ratios for Tier I Leverage Ratio, Tier I Risk-Based Capital and Total Risk-Based Capital were 9.94%, 13.34% and 14.55%, respectively, all of which exceed well capitalized status.

The following are significant factors which contributed to the operating results of the comparative quarters and year-to-date:

●

The net interest margin was 3.47% for the three months ended December 31, 2014 compared to 3.76% for the three months ended December 31, 2013. Average interest-earning assets increased $3.8 million for the quarter ended December 31, 2014 compared to the same 2013 period while interest-bearing liabilities decreased $3.8 million during the same period. The yield on interest-earning assets declined 23 basis points to 4.02% for the quarter ended December 31, 2014 compared to 4.25% for the same quarter a year ago, while the cost of interest-bearing liabilities increased 8 basis points to 0.65% for the quarter ended December 31, 2014 compared to 0.57% for the 2013 quarterly period. For the year ended December 31, 2014, the net interest margin was 3.58%, a decrease of 18 basis points from 3.76% for the year ended December 31, 2013. Average interest-earning assets increased $39.9 million for the year ended December 31, 2014 compared to the 2013 period while interest-bearing liabilities increased $42.4 million during the same period. The yield on interest-earning assets declined 22 basis points to 4.10% for the year ended December 31, 2014 compared to 4.32% for the year ended December 31, 2013, while the cost of interest-bearing liabilities declined 5 basis points to 0.61% for the year ended December 31, 2014 compared to 0.66% for the same period last year.

●

The loan loss provision for the fourth quarter of 2014 totaled $534,000 compared to $952,000 for the fourth quarter ended December 31, 2013. Loan charge-offs for the fourth quarter of 2014 totaled $1.0 million compared to charge-offs and write-downs on loans transferred to loans held for sale totaling $1.7 million for the quarter ended December 31, 2013. For the year ended December 31, 2014, the loan loss provision totaled $3.0 million compared to $2.0 million for the year ended December 31, 2013. Loan charge-offs and write-downs on loans transferred to held for sale totaled $3.3 million for the year ended December 31, 2014 compared to $2.8 million for the year ended December 31, 2013.

●

Net gains on the sale of loans totaled $8,000 for the three months ended December 31, 2014, compared to $293,000 for the three months ended December 31, 2013. Net gains on the sale of Small Business Administration (“SBA”) loans decreased $161,000 while gains on the sale of residential loans decreased$124,000. For the year ended December 31, 2014, net gains on the sale of loans totaled $432,000 compared to $1.2 million for the year ended December 31, 2013. The decrease represents a reduction of $790,000 in gains on the sale of residential loans reflecting the Company’s decision to exit the residential mortgage origination business effective December 31, 2013.

●

Net gains on sales of investment securities totaled $197,000 for the three months ended December 31, 2014, compared to net losses of $851,000 for the three months ended December 31, 2013. Prompted by the implementation of the Volcker Rule, included in the fourth quarter and full year 2013, the net losses totaling $851,000 resulted from the Company selling a portion of its portfolio of bank and insurance trust preferred collateralized debt obligation (“CDO”) securities that had a cost basis greater than zero.Net gains on sales of investment securities totaled $2.3 million for the year ended December 31, 2014 compared to net losses of $561,000 for the year ended December 31, 2013. As previously reported, in the first quarter of 2014, the Company sold its remaining portion of collateralized debt obligation securities (“CDOs”) with a book value of zero, resulting in a $1.9 million gain.

●	The year ended December 31, 2014 included net losses on the sale of OREO totaling $274,000 compared to net gains on OREO sales of $81,000 for the year ended December 31, 2013.

●

For the year ended December 31, 2014, other operating income totaled $369,000, a decrease of $435,000 from the year ended December 31, 2013 total of $804,000. The year ended December 31, 2014 included life insurance proceeds totaling $195,000 from bank owned life insurance. The year ended December 31, 2013 included a gain on the sale of a parcel of land, previously classified as assets held for sale, in the amount of $569,000 and an $83,000 write-down on an asset held for sale. In addition, the year ended December 31, 2013 included fee income on loans sold to correspondents of $128,000. As a result of the Company’s decision to exit the residential mortgage origination business effective December 31, 2013, the year ended December 31, 2014 did not include this fee income.

●

Salaries and employee benefits for the three and twelve months ended December 31, 2014 totaled $3.3 million and $13.9 million, respectively, compared to $4.0 million and $15.9 million for the three and twelve months ended December 31, 2013, respectively. The decrease in both the three and twelve month 2014 periods compared to the 2013 periods is primarily attributable to reduced staffing levels related to the exiting of the residential loan origination business, a reduction in incentive based compensation programs and lower healthcare costs.

●	Federal deposit insurance premiums totaled $785,000 and $928,000 for the years ended December 31, 2014 and 2013, respectively.

●

Loan related expenses (real estate taxes, insurance, legal and other) totaled $476,000 for the three months ended December 31, 2014 compared to $283,000 for the same period in 2013. For the year ended December 31, 2014, loan related expenses totaled $1.3 million compared to $1.5 million for the year ended December 31, 2013. The year-over-year decrease in loan related expenses corresponds to the improvement in our asset quality metrics throughout the year.

●

The three and twelve month periods of 2014 include expenses related to the acquisition of Colonial Bank totaling $433,000, or $0.03 per fully diluted share and $820,000, or $0.05 per fully diluted share, respectively.

●

OREO expenses totaled $854,000 and $1.5 million for the three and twelve months ended December 31, 2014, respectively, compared to $361,000 and $1.2 million for the three and twelve months ended December 31, 2013, respectively. The 2014 periods included higher OREO write-downs.

●

The three and twelve months ended December 31, 2014 reflect a decrease in equipment, data processing and telecommunications expenses of $194,000 and $654,000, respectively, when compared to the three and twelve months ended December 31, 2013. These reductions primarily result from the cost savings associated with changing to our new core processor in the fourth quarter of 2013.

●

Other non-interest expenses decreased $432,000 from $3.6 million for the twelve months ended December 31, 2013 to $3.2 million for the twelve months ended December 31, 2014. Other operating expenses in the three and twelve month periods of 2013 included core conversion costs associated with changing to a new core processor in the amounts of $269,000 and $463,000, respectively. The twelve months ended December 31, 2013 reflected higher levels of expenses on loans sold to correspondents of $140,000. The twelve month period of 2014 included a $125,000 expense related to an external fraud.

●	Tax expense was negatively impacted $366,000 in 2013 as the tax deductibility of charitable contribution carryforwards related to the Cape Charitable Foundation fully expired as of December 31, 2013.

CAPE BANCORP CONSOLIDATED

SELECTED FINANCIAL DATA

(unaudited)

	Twelve Months Ended			Three Months Ended
	12/31/2014	12/31/2013		12/31/2014	9/30/2014	12/31/2013
	(dollars in thousands, except per share data)
Statements of Income Data:
Interest income	$40,635	$41,041		$10,019	$10,148	$10,551
Interest expense	5,208	5,292		1,377	1,359	1,227
Net interest income	35,427	35,749		8,642	8,789	9,324
Provision for loan losses	3,014	2,011		534	153	952
Net interest income after provision for loan losses	32,413	33,738		8,108	8,636	8,372
Non-interest income	6,651	5,966		$1,199	1,321	445
Non-interest expense	28,027	29,922		$7,584	7,205	7,371
Income (loss) before income taxes	11,037	9,782	#	1,723	2,752	1,446
Income tax expense (benefit)	4,253	4,231		702	1,049	894
Net income (loss)	$6,784	$5,551		$1,021	$1,703	$552

Basic Earnings (loss) per share(1)	$0.62	$0.47		$0.09	$0.16	$0.06
Basic Average shares outstanding	10,893,561	11,904,369		10,703,210	10,765,209	11,239,586
Diluted Earnings (loss) per share(1)	$0.61	$0.46		$0.09	$0.15	$0.05
Diluted Average shares outstanding	11,015,015	11,950,943		10,794,397	10,889,781	11,319,570
Shares outstanding	11,475,396	12,059,785		11,475,396	11,475,396	12,059,785

Statements of Condition Data (Period End):
Investments	$165,712	$166,268		$165,712	$175,086	$166,268
Loans, net of allowance	$770,289	$780,127		$770,289	$772,397	$780,127
Allowance for loan losses	$9,387	$9,330		$9,387	$9,799	$9,330
Total assets	$1,079,894	$1,092,879		$1,079,894	$1,081,737	$1,092,879
Total deposits	$797,056	$798,422		$797,056	$800,866	$798,422
Total borrowings	$136,342	$143,935		$136,342	$132,085	$143,935
Total equity	$140,878	$140,427		$140,878	$139,864	$140,427

Statements of Condition Data (Average Balance):
Total interest-earning assets	$990,959	$951,053		$988,310	$985,674	$984,501
Total interest-bearing liabilities	$849,857	$807,477		$842,274	$839,085	$846,037

Operating Ratios:
ROAA	0.62%	0.53%		0.37%	0.63%	0.20%
ROAE	4.80%	3.80%		2.87%	4.80%	1.56%
Yield on Earning Assets	4.10%	4.32%		4.02%	4.08%	4.25%
Cost of Interest Bearing Liabilities	0.61%	0.66%		0.65%	0.64%	0.57%
Net Interest Margin	3.58%	3.76%		3.47%	3.54%	3.76%
Efficiency Ratio	66.45%	70.47%		67.89%	67.85%	68.80%

Capital Ratios:
Tier 1 Leverage Ratio	9.94%	9.53%		9.94%	9.60%	9.53%
Tier 1 Risk-Based Capital Ratio	13.34%	13.07%		13.34%	13.03%	13.07%
Total Risk-Based Capital Ratio	14.55%	14.29%		14.55%	14.28%	14.29%
Tangible equity/tangible assets	11.17%	10.99%		11.17%	11.04%	10.99%
Book Value	$12.28	$11.64		$12.28	$12.19	$11.64
Tangible Book Value	$10.28	$9.75		$10.28	$10.19	$9.75
Stock Price	$9.41	$10.16		$9.41	$9.43	$10.16
Price to Book Value	76.63%	87.29%		76.63%	77.36%	87.29%
Price to Tangible Book Value	91.54%	104.21%		91.54%	92.54%	104.21%

Quality Ratios:
Non-Performing Loans to Total Gross Loans	1.06%	0.93%		1.06%	0.99%	0.93%
Non-Performing Assets to Total Assets	1.25%	1.35%		1.25%	1.20%	1.35%
Allowance for Loan Losses to Non-Performing Loans	113.67%	127.05%		113.67%	127.00%	127.05%
Allowance for Loan Losses to Total Gross Loans	1.20%	1.18%		1.20%	1.25%	1.18%
Net Charge-Offs to Average Loans	0.38%	0.34%		0.48%	0.04%	0.83%

(1) Earnings Per Share calculations use average outstanding shares which include earned ESOP shares.

Cape Bancorp, Inc.

Delinquency Summary

Period Ending:	12/31/2014			9/30/2014			12/31/2013
	Balances	% total loans	# Loans	Balances	% total loans	# Loans	Balances	% total loans	# Loans
31-59	$3,060,584	0.39%	16	$2,769,561	0.36%%	12	$895,851	0.11%	14
60-89	837,482	0.11%	10	1,197,011	0.15%%	9	2,059,965	0.26%	13
90+	7,858,962	1.01%	33	7,201,130	0.92%%	37	6,674,454	0.85%	32
	11,757,028	1.51%	59	11,167,702	1.43%	58	9,630,270	1.22%	59
Non-Accrual Other	399,251	0.05%	2	515,063	0.06%	3	668,887	0.08%	4
Total Delinquency and Non-Accrual	$12,156,279	1.56%	61	$11,682,765	1.49%	61	$10,299,157	1.30%	63
Total Loans		$779,676,242			$782,195,995			$789,456,784

Days	CML	IL	ML	CML	IL	ML	CML	IL	ML
31-59	$769,436	$244,227	$2,046,921	$1,813,920	$117,887	$837,754	$-	$392,251	$503,600
60-89	401,717	182,285	253,480	470,357	179,965	546,689	1,272,553	198,635	588,777
90+	6,627,702	400,434	830,826	5,874,161	546,761	780,208	5,058,420	461,223	1,154,811
	7,798,855	826,946	3,131,227	8,158,438	844,613	2,164,651	6,330,973	1,052,109	2,247,188
Non-Accrual Other*	399,251			515,063			668,887
Total Delinquency by Type	$8,198,106	$826,946	$3,131,227	$8,673,501	$844,613	$2,164,651	$6,999,860	$1,052,109	$2,247,188
Total Loans by Type	$493,515,529	$45,146,974	$241,013,739	$492,729,195	$45,075,581	$244,391,219	$485,522,298	$44,515,475	$259,419,011
% of Total Loans in Type	1.66%	1.83%	1.30%	1.76%	1.87%	0.89%	1.44%	2.36%	0.87%
Total Delinquency and Non-Accrual		$12,156,279	1.56%		$11,682,765	1.49%		$10,299,157	1.30%

*Non-Accrual Other means loans that are less than 90 days past due, that are classified by management as non-performing.

For further information contact Michael D. Devlin, President and Chief Executive Officer or Guy Hackney, Chief Financial Officer, Cape Bancorp: (609) 465-5600.

Conference Call

Cape Bancorp will hold a conference call at 11:00 AM EDT on Friday, January 30, 2015. Interested parties may participate by calling 1-855-238-8123. A taped replay of the conference call will be available one hour after the conclusion of the call and will remain available through February 13, 2015. A recording of the conference call may be obtained by calling 1-877-344-7529, referencing conference number 10059606.

The conference call with be simultaneously broadcast live over the Internet through a webcast on the investor relations portion of the Cape Bank website. To access the call, please visit the website at http://services.choruscall.com/links/cbnj150130.html. An online archive of the webcast will be available within one hour of the conclusion of the call and will remain available through February 13, 2015.

Forward Looking Statements

This press release discusses primarily historical information. However, certain statements contained herein are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements may be identified by reference to a future period or periods, or by the use of forward looking terminology, such as “may,” “will,” ”believe,” ”expect,” ”estimate,” “anticipate,” “continue,” or similar terms or variations on those terms, or the negative of those terms. Forward looking statements are subject to numerous risks, as described in our SEC filings, and uncertainties, including, but not limited to, those related to the economic environment, particularly in the market areas in which the Company operated, competitive products and pricing, fiscal and monetary policies of the U.S. Government, changes in government regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management, asset-liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company’s financial performance and could cause the Company’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake and specifically declines any obligation to publicly release the results of any revisions, which may be made to any forward looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Further information on factors that could affect Cape Bancorp’s financial results can be found in the filings listed below with the Securities and Exchange Commission.

Additional Information About the Merger and Where to Find It

Cape Bancorp, Inc. has filed a registration statement with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The registration statement includes a joint proxy statement/prospectus and other relevant documents in connection with the proposed merger.  CAPE BANCORP, INC. AND COLONIAL FINANCIAL SERVICES, INC. STOCKHOLDERS ARE EACH ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

The joint proxy statement/prospectus and other relevant materials filed with the SEC may be obtained free of charge at the SEC's website (www.sec.gov).  Copies of the documents filed with the SEC by Cape Bancorp, Inc. will be available free of charge on Cape Bancorp. Inc.’s website at http://www.capebanknj.com, or by contacting Guy Hackney, Executive Vice President & Chief Financial Officer by telephone at (609) 465-5600. Copies of the documents filed with the SEC by Colonial Financial Services, Inc. will be available free of charge on Colonial Financial Services, Inc.’s website at http://www.colonialbankfsb.com, or by contacting Edward J. Geletka, President & Chief Executive Officer, by telephone at (856) 205-0058.

The respective directors and executive officers of Cape Bancorp, Inc. and Colonial Financial Services, Inc. and other persons may be deemed to be participants in the solicitation of proxies from Cape Bancorp, Inc. and Colonial Financial Services, Inc. shareholders with respect to the proposed merger. Information regarding the directors and executive officers of Cape Bancorp, Inc. is available in its proxy statement filed with the SEC on March 24, 2014. Information regarding directors and executive officers of Colonial Financial Services, Inc. is available in its proxy statement filed with the SEC on April 16, 2014. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC as part of Cape Bancorp, Inc.’s registration statement on Form S-4.

This press release does not constitute an offer of any securities for sale.  The shares of common stock of Cape Bancorp, Inc. are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

SEC Form	Reported Period	Date filed with SEC
10K	Year ended December 31, 2013	March 11, 2014
10Q	Quarter ended March 31, 2014	May 7, 2014
10Q	Quarter ended June 30, 2014	August 6, 2014
10Q	Quarter ended September 30, 2014	November 4, 2014